U. S. Securities and Exchange Commission

                             Washington, D.C. 20549

                                  Form 10-SB/A
                                 Amendment No. 1

                                File No.:0-28665

                                 CIK:0001101715

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                               DIVEDEPOT.COM, INC
                         (Name of Small Business Issuer)


FLORIDA                                                     65-0817033
(State of Incorporation)                    (I.R.S. Employer Identification No.)

                      8890 CORAL WAY, MIAMI, FLORIDA 33165
               (Address of principal executive offices) (Zip Code)

         Registrants Telephone Number, including area code: 305-554-6720

        Securities to be registered under Section 12(b) of the Act: NONE

               Securities to be registered under Section 12(g) of
                                    the Act:

                          Title of Class: Common Stock



                                                 TABLE OF CONTENTS

                                                      PART I
                                                                                                         Page

Item 1.              Business                                                                              3

Item 2.              Management's Discussion and Analysis of Financial
                     Condition and Results of Operations                                                  16

Item 3.              Properties                                                                           22

Item 4.              Security Ownership of Certain Beneficial Owners and Management                       22

Item 5.              Directors and Executive Officers of the Registrant                                   24

Item 6.              Executive Compensation                                                               26

Item 7.              Certain Relationships and Related Transactions                                       27

Item 8.              Description of Securities                                                            28

                                                      PART II

Item 1.              Market for Registrant's Common Stock and Security Holder Matters                     29

Item 2.              Legal Proceedings                                                                    29

Item 3.              Changes in and Disagreements with Accountants on Accounting                          29
                     and Financial Disclosure

Item 4.              Recent Sales of Unregistered Securities                                              30

Item 5.              Indemnification of Directors and Officers                                            34

                                                     PART F/S

Signature Page                                                                                            36

Financial Statements and Supplementary Data                                                               F-1

Index to Exhibits                                                                                         37

                                     PART I

ITEM 1.   DESCRIPTION OF BUSINESS

         Registrant, was incorporated in 1997 as Baskin In The Sun International, Inc. in Florida to act as a U. S. holding company for the British Virgin Islands subsidiary, Baskin In The Sun, Ltd. Hereafter, Baskin In the Sun International, Inc. will be referred to as "the Company".

CORPORATE NAME CHANGE

         At an extraordinary meeting of shareholders held June 10, 1999, the motion for the corporate name was changed to Divedepot.com, Inc. From this time forward the company will operate under the name Divedepot.com, Inc. with the BVI subsidiary maintaining it's current identity of Baskin In The Sun, Ltd. Travel and non-diving specific operations will operate on a DBA basis under the Baskin In The Sun name.

PREDECESSOR HISTORY

         The Original Baskin In The Sun ("BITS") was founded in February of 1969 on the little known island of Grenada by Alan M. Baskin. In 1973, an unstable political environment prompted Alan Baskin to sell the existing business together with the dive boats and SCUBA equipment. The "Baskin In The Sun" name, however, was retained.

         DOMINICAN REPUBLIC: The second Baskin In The Sun operation opened in Santo Domingo, Dominican Republic, in September of 1974. The business at the time consisted of a SCUBA store, a classroom for teaching courses and a single dive boat. This company was first professional operation of its kind in the Dominican Republic. In 1975 Mr. Baskin sold his interest in the company, but again retained the corporate name. He formed a partnership with one of the original investors, Eva Cope, and opened his third dive operation, this time at the Punta Cana Hotel, a resort on the eastern shore of the Dominican Republic. The hotel and dive operation was sold to Club Med in the spring of 1977.

         HAITI: In November of 1977 Baskin In The Sun opened for business in Haiti. This move came about for several reasons. First, there were no professional SCUBA diving operations in the country. Second, the Duvalier government exerted political stability and was interested in promoting tourism. Finally, it represented a challenge to be successful in Haiti. The problems associated with establishing a viable business in Haiti were daunting. Haiti had a serious public relations problem and was therefore a difficult vacation spot to sell. Baskin In The Sun operated for nine years in Haiti, while more than fourteen similar dive businesses met with failure. Unfortunately on February 7, 1985 the Haitian Revolution began. The airlines stopped flying; the tourists stopped coming. After nine years of Haitian success, it was necessary to close and relocate Baskin In The Sun to a location where it could again thrive.

         BRITISH VIRGIN ISLANDS: As a British colony, the BVI offered unquestioned political stability and, furthermore, it was already recognized as an outstanding diving location. Alan Baskin and Eva Cope purchased an existing business called Marler Industries, Ltd. (DBA Aquatic Centres) from George and Luana Marler in Road Town, Tortola, in April of 1986. This business had been operating in the BVI since 1971. However, it was clear that the company had been neglected and was in financial trouble. Management was ineffective and many of the company's assets had been depleted.

         To capitalize on the "Baskin In The Sun name", "Aquatic Centres": was dropped and a new corporation was formed under the name - Baskin In The Sun, Ltd. Most of the first year of business was spent restructuring the company and the operation. Donald Mitchell and his daughter Lisa Mitchell (also an experienced diving professional), together with a small group of Investors, acquired Baskin In The Sun, Ltd. from Alan Baskin and Eva Cope in 1993.

         A predecessor to the Company was formed in 1996, under the laws of the Republic of Panama as BASKIN IN THE SUN INTERNATIONAL, S.A. The purpose of the predecessor was to own and operate dive facilities and provide ancillary travel, retail and rental activities related to the diving industry in the British Virgin Islands and other locations.

         The predecessor, Baskin In The Sun International, S.A., was formed in 1996 to consolidate the subsidiaries Baskin In The Sun, Ltd., Baskin In Panama, S.A., the investment in Discovery Diving & Fishing, Inc.

         The predecessor, Baskin In The Sun International, S.A. was unsuccessful in its efforts to raise additional capital as a foreign corporation, and had an unsuccessful investment in Discovery Dive & Fishing, Inc. in Key Largo, Florida. In December 1997, the management formed the company, which then purchased all of the assets and liabilities of the predecessor. No markup or goodwill was recorded in the accounting for the transaction. The subsidiary in BVI, Baskin In The Sun, Ltd. became a subsidiary of the new company.

         The company Baskin In The Sun International, Inc. (name changed to DiveDepot.Com, Inc. in June 1999) was originally founded in 1997 and in December of 1997 acquired in exchange for stock and assumption of debt the British Virgin Island company, Baskin In The Sun, Ltd. The Company commenced operations in the United States on December 1st, 1997, its purpose engage in dive travel, promotions and marketing activities in support of the subsidiary located in the British Virgin Islands.

         The Company has funded its activities primarily through a combination of operating revenues, debt and through the private placement of equity. The Company's Revenue through June 30, 1999 has been primarily generated from the sale of travel packages. The Company's current focus is on developing an improved capacity to efficiently market and sell dive, yacht charter, airline and hotel accommodations located in the Tropics. Management believes that the ability to market dive travel and other specialty adventure travel products via the Internet provides an opportunity to expend the current operation substantially, and accordingly has developed an additional business direction of internet marketing of travel/dive ventures through its Internet Dive Portal (divedepot.com).

MARKETING

         The Corporate Strategy for the Company is to be an recreational diving resource. While the nature of the business is recreational diving the company's marketing focus will be on the consumer. The primary objective of the Company is to market dive resort packages to consumers over the next three to five years. By carefully choosing new destinations, the number and variety of dive travel packages will be significantly increased and customized in line with guest's needs and desires. The Company has developed a centralized reservation service located in Miami, Florida to assist in its marketing efforts.

         The continued development of the Company's U.S. based centralized reservation, marketing, sales and travel service will enable Baskin customers from around the world to arrange for vacation packages to vacation locations with one telephone call, e-mail or fax. This direct reservations service will provide cost savings for the company as a whole in addition to substantially increased sales opportunities.

         The Company has established an educational program that focuses on continuing diver training to promote loyal repeat customer portfolio. With the Company's focus on growth and diversification, this customer base will be the primary business source for the expanded sites, travel services and investment opportunities.

         The primary objectives of the Company include selling the Company's existing marketing system to clients. This will be accomplished through operations through the "Partners in Paradise" program. The Partners in Paradise" program is an exclusive marketing affiliation which implements recommended business methods for dive operations and promotion. The Company receives commissions on travel bookings and royalties on income from the "Partners."

         The Company has been developing specialty courses and seasonal events to give guests additional creative diving opportunities. Each dive trip is different, even if it is to the same dive site. This diversification of programs and events will give both repeat customers and first time guests more variety, as well as the opportunity to gain additional certifications and a broadening of underwater knowledge.

         A key element within the long term objectives of the Company to remain firmly rooted in the developing and growing Recreation and Leisure Industry. The Company intends to become involved in every related aspect of the diving business to include equipment leasing and travel/reservations coordination.

CURRENT OPERATIONS OF SUBSIDIARY BASKIN IN THE SUN, LTD. IN BVI

         The current revenue producing areas of the Company operations primarily focus on Training, Diving, Rentals and Merchandising in its BVI dive resort operation; however, 80% of the existing business falls into these four revenue categories.

         The British Virgin Islands are known by purists within the diving profession as offering the widest variety of diving opportunities in the Caribbean. There are several shipwrecks throughout the BVI located at varying depths, accommodating all levels of divers, including snorkelers. The wreck of the famous British packet, "The Rhone", for example, lends itself to both snorkeling and SCUBA activities. Wreck diving is of consummate interest to snorkelers and SCUBA divers since wrecks attract hordes of tropical and reef fish. Wrecks also sponsor a serious interest in the history of the period and in those passengers associated with the wreck..

         Currently, there are three Baskin In The Sun locations in the British Virgin Islands: Soper's Hole and Prospect Reef. The first dive center is in Soper's Hole, on Frenchman's Cay. Locally known as the "West End", Soper's Hole is a protected harbor nestled among steep hills and dotted with glistening yachts. The third to open April 1st is on the exclusive Peter Island that is owned by the Amway Corporation. BITS has chosen a charming setting from which to operate and promote the diving experience. Close proximity to three large charter sail companies enhance retail and diving sales substantially.

         The second operation, Prospect Reef, is located on the property of The Prospect Reef Hotel. This hotel is among the largest within the British Virgin Islands with approximately 131 rooms, six lighted tennis courts, a deep water diving pool, Olympic designed swimming pool, several different room configurations, and charming restaurants. The Prospect Reef management is aware that its continuing relationship with BITS, combined with the rapidly growing business of SCUBA diving in the BVI, will generate substantial future revenues for the hotel. It is for this reason that the management of both organizations have nurtured this association into a support system for both companies.

         The Prospect Reef location is a short distance from the new government building where cruise ship passengers disembark. This is very significant for the projected business growth of Baskin In The Sun because the British Virgin Islands has initiated a duty-free status. This places the island of Tortola on a more competitive footing with St. Thomas, St. John and St. Croix in the US Virgin Islands. There are currently twenty-eight duty-free items that can be sold to the cruise ship passengers. Some of these will be sold by the Company organization along with other popular items currently being merchandised.

         The Company has three dive boats, a basic requirement for the diving and marine recreational business. These boats have configurations that permit client comfort in a variety of seas. All the BITS boats have configurations that permit client comfort in a variety of seas. All the BITS boats have good maintenance and performance records. The Company is committed to fleet modernization and is always receptive to new dive boats that will improve customer service and safety.

         Insurance requirements for the Company are currently handled by Lloyds of London, who gave manifested an interest in continuing to work with the company during its expansion into the planned PIP program and diversified business development activities of Baskin International. To determine the scope of their commitment to support and assist Baskin International, BITS representatives have conducted negotiations with the Caribbean director of Lloyds of London. Under discussion are not only BITS Insurance needs, but other financial requirements which Lloyds has a capacity to serve.

         The Company is a PADI Instructor Development Center (IDC), and authorized to certify all dive instructor levels up to Dive Master and Assistant Instructor.

INTERNET DIVE PORTAL (DIVEDEPOT.COM)

         In conjunction with its dive resort and travel business, the Company has identified a significant opportunity for utilizing the Internet to web enable many of its marketing programs and create a dominant Internet presence in the sport diving industry. The domain and operating name divedepot.com, Inc. has been researched and trademarked and the domain registered, and a website is maintained for the domain.

         The "Master Dive Portal - divedepot.com, Inc." will be automatically updated to contain all existing web content (about 709,000 pages) relative to diving where all pages are posted automatically to all search engines and directories. By incorporating several traffic generation techniques and services, the site will attempt to become the largest and most active scuba diving category-specific portal on the web. Our web development partners Vitracon Corp., Webulate LLC. and Q Sound Labs, Inc., have created the proprietary technology to allow a completely automated system to gather all web category-specific data and organize it into categorized portal that may be updated at will. This searchable site will also allow many other diver-related web services that will further enhance the traffic:

1. FREE E-MAIL ACCOUNTS TO ALL DIVERS TPAYNE@DIVEDEPOT.COM by using this e-mail the diver would be automatically entered in drawings, get divedepot news, be updated on specials etc. The model for this is the hotmail.com e-mail system offered by Microsoft. Every e-mail sent is a marketing piece, as it has a tag line that is automatically attached containing a hyperlink to the divedepot.com portal. This system is completely automated and runs on the web mail server. It also allows a user to check/send e-mail with only a browser without actually using your own PC and setting up your own e-mail etc... This system ensures that the user makes a trip to your front page every time he uses his e-mail.

2. To enhance this further the Company will give individuals 1-3 personal pages for their own use. As people go to these pages they will pass through the divedepot.com portal site and generate other impressions and marketing opportunities. These pages are created by the automated Q sound on-line page development tool.

3. The divedepot postcard system. As part of e-mail registration and the mail system the user will be able to send an e-postcard using a variety of formats and include proprietary photos by copying in digital photos and .gif or .jpeg images.

4. Dive shop websites. The Company will create at least an e-commerce page for every recognized dive shop in the world. Shops will then be able to go up to several pages by providing us the content, logos, prices for courses etc.. If they currently have a site it will be initially copied it to registrant's the appropriate heading. The system will allow all to have an e-commerce site under the divedepot.com domain and all transactions and travel will result in a commission being paid to the shop. This system will ensure the loyalty of the dive shops who are major players in the training of new divers and sponsoring dive travel

THE COMPANY HOPES TO GENERATE WEB DIRECT REVENUE SOURCES

1. The BVI subsidiary - Baskin In The Sun, Ltd. will be a featured advertiser on the divedepot site driving traffic to the Baskin site for Dive Travel services, providing a low cost way of creating substantial traffic through the Baskin site.

2. Web advertising space will be sold to dive equipment, dive shops, resorts and services providers.

3. Partnering with book resellers at each content area to sell books on the subject and other related items.

     By registering all dive shops and their clients, registrant will be able to charge a commission to the dive retailer every time a direct Internet purchase is effected for either travel services or merchandise. This unique partnering arrangement with the retail shops promotes ongoing loyalty and a maximization of all potential sales outlets.

     In regard to the possibility that the shares of the Company would qualify for listing on NASDAQ, the current standards include the requirements that the issuer of the securities that are sought to be listed have net tangible assets of at least $4,000,000. The Company does not satisfy the NASDAQ listing criteria.

COMPETITION

     The Company expects to encounter substantial competition in its efforts to build its businesses. Many of these entities will have significantly greater experience, financial and other resources and managerial capabilities than the Company and will therefore be in a better position than the Company to market services.

ADMINISTRATIVE OFFICES

     The Company currently maintains a mailing address at 8890 Coral Way, Miami, Florida, 33165. The Company's telephone number is (305) 554-6720. The wholly owned subsidiary (Baskin In The Sun, Ltd.) maintains offices at Prospect Reef Hotel, Slaney Point, Tortola, British Virgin Islands, Tel 284-494-2858. The Company does not currently maintain any other office facilities. Legal counsel will not be involved in any day to day activities but will handle securities related and corporate matters for the Company, so long as he is engaged to do so.

EMPLOYEES

     The Company currently employs a staff of five (5). Management of the Company expects to use consultants, attorneys and accountants as necessary and will require a further staff of eight (8) to carry on the intended business plan. Although there is no current plan with respect to its nature or amount, remuneration may be paid to or accrued for the benefit of, the Company's officers in addition to Mr. Dilley's current salary as President. See "Executive Compensation" and under "Certain Relationships and Related Transactions."

                                  RISK FACTORS

     1. CONFLICTS OF INTEREST. Certain conflicts of interest may exist between the Company and its officers and directors. They have other business interests to which they devote their attention, and may be expected to continue to do so although management time should be devoted to the business of the Company. As a result, conflicts of interest may arise that can be resolved only through exercise of such judgment as is consistent with fiduciary duties to the Company. See "Management," and "Conflicts of Interest."

     2. NEED FOR ADDITIONAL FINANCING. The Company has very limited funds, and such funds may not be adequate to take advantage of any available business opportunities. Even if the Company's funds prove to be sufficient to acquire an interest in, or complete a transaction with, a business opportunity, the Company may not have enough capital to exploit the opportunity. The ultimate success of the Company may depend upon its ability to raise additional capital. The Company has not investigated the availability, source, or terms that might govern the acquisition of additional capital and will not do so until it determines a need for additional financing. If additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to the Company. If not available, the Company's operations will be limited to those that can be financed with its modest capital.

     3. REGULATION OF PENNY STOCKS. The Company's securities, when available for trading, will be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers in this offering to sell their securities in any market that might develop therefore.

     In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Securities Exchange Act of 1934, as amended. Because the securities of the Company may constitute "penny stocks" within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of owners of Shares to sell the securities of the Company in any market that might develop for them.

     Shareholders should be aware that, according to Securities and Exchange Commission, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company's securities.

     4. LIMITED OPERATING HISTORY. The parent company was formed in December 1997 in Florida (the subsidiary was incorporated as Marler Industries in BVI in 1971) for the purpose of engaging in any lawful business. The Company is not and has never been profitable. The Company has a limited operating history and has not yet reached a profitable operating stage.

     5. NO ASSURANCE OF SUCCESS OR PROFITABILITY. There is no assurance that the Company will acquire a favorable business opportunity. There is no assurance that the company will generate profits, or that the market price of the Company's Common Stock will be increased thereby.

     6. LACK OF DIVERSIFICATION. Because of the limited financial resources that the Company has, it is unlikely that the Company will be able to diversify its acquisitions or operations. The Company's probable inability to diversify its activities into more than one area will subject the Company to economic fluctuations within the scuba diving and travel industry and therefore increase the risks associated with the Company's operations.

     7. OTHER REGULATION. An acquisition made by the Company may be of a business that is subject to regulation or licensing by federal, state, or local authorities. Compliance with such regulations and licensing can be expected to be a time-consuming, expensive process and may limit other investment opportunities of the Company.

     8. DEPENDENCE UPON MANAGEMENT. Limited Participation of Management. The Company currently has only four individuals who are serving as its officers and directors. The Company will be heavily dependent upon their skills, talents, and abilities to implement its business plan, and may, from time to time, find that the inability of the officers and directors to devote their full time attention to the business of the Company results in a delay in progress toward implementing its business plan. See "Management." Because investors will not be able to evaluate the merits of possible business acquisitions by the Company, they should critically assess the information concerning the Company's officers and directors.

     9. LACK OF CONTINUITY IN MANAGEMENT. The Company does not have an employment agreement with its officers and directors, and as a result, there is no assurance they will continue to manage the Company in the future.

     10. INDEMNIFICATION OF OFFICERS AND DIRECTORS. Florida Revised Statutes provide for the indemnification of its directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of the Company. The Company will also bear the expenses of such litigation for any of its directors, officers, employees, or agents, upon such person's promise to repay the Company therefore if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by the Company, which it will be unable to recoup.

     11. DIRECTOR'S LIABILITY LIMITED. Florida Revised Statutes exclude personal liability of its directors to the Company and its stockholders for monetary damages for breach of fiduciary duty except in certain specified circumstances. Accordingly, the Company will have a much more limited right of action against its directors than otherwise would be the case. This provision does not affect the liability of any director under federal or applicable state securities laws.

     12. DEPENDENCE UPON OUTSIDE ADVISORS. To supplement the business experience of its officers and directors, the Company may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors. The selection of any such advisors will be made by the Company's President without any input from stockholders. Furthermore, it is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to the Company. In the event the President of the Company considers it necessary to hire outside advisors, he may elect to hire persons who are affiliates, if they are able to provide the required services.

     13. COMPETITION. The travel marketing and dive business is intensely competitive. The Company expects to be at a disadvantage when competing with many firms that have substantially greater financial and management resources and capabilities than the Company.

     14. NO FORESEEABLE DIVIDENDS. The Company has not paid dividends on its Common Stock and does not anticipate paying such dividends in the foreseeable future.

     15. NO PUBLIC MARKET EXISTS. There is no public market for the Company's common stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact upon the market price of the securities offered hereby. Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in these securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such securities as collateral for any loans.

     16. RULE 144 SALES. All of the outstanding shares of Common Stock held by present officers, directors, and stockholders are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended. As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws. Rule 144 provides in essence that a person who has held restricted securities for one year may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company's outstanding common stock or the average weekly trading volume during the four calendar weeks prior to the sale. There is no limit on the amount of restricted securities that may be sold by a nonaffiliated shareholder after the restricted securities have been held by the owner for a period of two years. Nonaffiliated shareholders of the Company who have held their shares for two years under Rule 144(K) are eligible to have freely tradable shares. A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registration of shares of Common Stock of present stockholders, may have a depressive effect upon the price of the Common Stock in any market that may develop.

     17. BLUE SKY CONSIDERATIONS. Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. Accordingly, investors should consider the secondary market for the Company's securities to be a very limited one.

     18. CONTROL BY PRINCIPAL STOCKHOLDERS. The directors and executive officers of the company own a majority of the outstanding Common Stock in DiveDepot.Com. In particular, Donald Mitchell and entities under his beneficial ownership or control constitute the largest shareholder of the company's Common Stock. Donald Mitchell is, an officer and director. As a result, Mr. Mitchell may be able to control the election of members of the company's Board of Directors and generally exercise control over the company's corporate actions. Such concentration of ownership may also have the effect of delaying or preventing a change in control of the company.

            INDUSTRY RISK FACTORS THAT COULD AFFECT OPERATING RESULTS

     The following factors, together with other risk factors discussed in the "Overview" section of Management's Discussion and Analysis of Financial Condition and Results of Operations and other information contained elsewhere herein, should be considered carefully in evaluating the company and its business.

     1. NARROW GROSS MARGINS FOR AIR TRAVEL RELATED SALES. Approximately 5% of the company's revenues in fiscal 1998 were generated through air travel related sales. As a result of price competition and the entry of airlines into direct competition with the travel industry and, the elimination or reduction of commissions paid by airlines, the company's gross margins on air travel sales will continue to be fairly low, projected to be approximately 12% in fiscal 1999. As a result of the company's narrow gross margins in this product category, fluctuations in net revenues and operating costs may have an impact on the company's operating results. Further declines in the company's air travel gross margins may have an adverse effect on the company's business, financial condition and operating results.

     2. DEPENDENCE ON BRITISH VIRGIN ISLAND OPERATIONS. Disruption of operations at the Baskin In The Sun Island locations for any reason, including power or telecommunications failures, natural disasters such as hurricanes, fires, tornadoes or floods, or work stoppages, would have a material adverse effect on the company's business, operating results and financial condition.

     3.INCREASED EMPHASIS ON INTERNET GENERATED SALES. DiveDepot.Com's adventure travel sales are characterized by higher gross margins than those attainable in general vacation and domestic sales. As a result, the company's goal is to increase the proportion of revenues derived from the provision of adventure travel packages (dive, yacht charter and condo/villa) relative to air only or domestic travel sales. DiveDepot.Com's success in increasing its travel revenues will depend primarily on the exploitation of the Internet as a proactive marketing and sales tool backed by the history of the Baskin In The Sun brand, identity, service and reputation. To the extent that DiveDepot.Com does not successfully increase the revenues attributable to its adventure travel business, the company's operating margins may be adversely affected. The company has also recently implemented a sophisticated multi level marketing methodology for selling its travel services, known as the "Partners in Paradise" program. If travel revenues do not increase sufficiently or the company fails to accurately price its services, the company's business, operating results and financial condition would be materially and adversely affected. In addition, customer acceptance and strong sales of DiveDepot.Com travel services and merchandise and the ability to establish a significant participating group of dive shops or network will have a substantial impact on revenues.

     4. NEED TO RECRUIT AND RETAIN MANAGEMENT, TECHNICAL AND SALES PERSONNEL. The company believes that its future success depends, to a large extent, upon the efforts and abilities of its executive officers, managers, technical and sales personnel. Failure by the company to attract and train skilled managers, technical and sales personnel on a timely basis, or the inability of the company to retain such personnel, could materially and adversely affect the company's business, operating results or financial condition.

     5. MANAGEMENT OF GROWTH. The company has experienced business growth since its entry into the dive and travel industry and its new business. This growth has placed, and is expected to continue to place, a significant strain on the company's management, financial, sales, technical and support systems and personnel. The ability to manage its growth effectively will require it to continue to develop and improve its operational, financial and other internal systems and train, manage and motivate its employees. The company has in the past and will continue in the future to evaluate the acquisition of businesses that complement or expand the company's presence and profitability in the sport diving and related travel and merchandising industry. Integrating newly acquired businesses may divert significant management resources and attention from day to day operations.

     6. COMPETITION. The sport diving, adventure travel and dive related merchandising industry is very competitive. DiveDepot.Com expects competition to intensify in the future. As an integrated product and service provider, DiveDepot.Com competes with sellers of travel, and other equipment and diving services providers. Management is not aware of any company, which would compete directly in every phase of the company's operations. Instead, DiveDepot.Com faces competition from a number of different sources and on different levels. Caradonna, Maduro, Island destinations, PADI Travel and others compete with DiveDepot.Com in adventure travel products. In addition to these large and established travel wholesalers, DiveDepot.Com also competes against numerous regional and local companies in the sport diving resort and dive instructional areas and many of these competitors have longstanding customer relationships. For the dive travel markets, there is intense competition from other destinations that have much cheaper air fare from the United States and less expensive hotel accommodations.

     Some of the company's competitors have greater financial, technical and marketing resources. As a result, such companies may be able to respond more quickly to new or emerging changes in customer needs or devote more resources to the development, promotion and sales of their services than DiveDepot.Com. In addition, competition could result in price decreases and depress gross margins in the industry. Declines in the company's gross margins may exacerbate the impact of fluctuating net revenues and operating costs on the company's operating results and have a material adverse affect on the company's business, operating results and financial condition.

     The principal competitive factors in the company's industry include the breadth and quality of destinations, and services offerings, availability, pricing, and expertise of the sales and operational workforce. Management believes that it competes favorably with respect to each of these factors. However, there can be no assurance that DiveDepot.Com will, in the future, be able to compete successfully against existing or future competitors or that such competition will not adversely affect DiveDepot.Com's business, operating results and financial condition.

     7. HIGH DEGREE OF LEVERAGE; FUTURE CAPITAL NEEDS.The Company requires substantial capital to fund its business and, in particular, to finance Internet and sales and marketing organizational development, accounts receivable, capital expenditures, salaries and lease payments on its Miami and British Virgin Island facilities. To date, the company has relied on an influx of equity and debt to finance its business and its expansion. As a result, the company is highly leveraged.

     Substantially all of the company's outstanding indebtedness is tied to the prime rate. The company is not currently a party to any financial instruments, which would mitigate the company's exposure to increases in the prime interest rate. Accordingly, increases in the prime rate could adversely impact the company's pretax income or otherwise materially and adversely affect the company's business, operating results or financial condition. Also, there can be no assurance that the company will be able to generate sufficient cash from operations to satisfy future interest and principal payments. In the event that the company is unable to meet its payment obligations or needs additional capital to fund its business, the company would be required to seek alternative sources of financing or attempt to refinance its existing credit facilities. There can be no assurance that such alternative equity or debt funding would be available on terms acceptable to the company, if at all. Under such circumstances, the company's inability to procure additional funding or refinance existing indebtedness would have a material adverse effect on the company's business, operating results and financial condition.

     8. LIABILITY AND RISKS FROM PERSONAL INJURY. The sport diving industry is not highly regulated, and relies on the small group of training agencies to set safety standards. The company operates under a number of local safety regulations and all vessels and dive equipment must be inspected annually. All dive instructors must be certified and insured. The company's diving operations are constantly exposed to the possibility of accidents or fatalities related to the sport. A serious accident or fatality could have a serious and material effect on the company's diving operations and could result in civil penalties on behalf of the company, its employees, officers and directors. While the company has all regulatory permits and insurance for its business as presently conducted, and operates to the highest safety standards there can be no assurance that such insurance would cover every contingency.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999.

IMPORTANT NOTE ABOUT FORWARD LOOKING STATEMENTS

     This Registration Statement contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Predictions of future events are inherently uncertain. Actual events could differ materially from those predicted in the forward looking statements due to a number of factors including but not limited to the risks set forth in the following discussion.

THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS AND RELATED NOTES THERETO INCLUDED IN
PART 1- ITEM 1 OF THIS REPORT AND DIVEDEPOT.COM'S AUDITED CONSOLIDATED FINANCIAL STATEMENTS

      In late 1998 DiveDepot.Com began negotiating to operate the diving concession at the Peter Island Resort in the British Virgin Islands. A concession operating contract was signed with Amway Hotel Corp. and operations commenced at that location on April 1st, 1999. It is managements expectation that this operating unit under the control of the subsidiary Baskin In The Sun, Ltd. will increase to gross sales for the company. Management has worked to reduce overhead and streamline management and operations in the subsidiary Baskin In The Sun, Ltd.

     In early 1999 management determined that there was a need and potentially highly valued and very profitable presence in the Industry to be obtained by creating a dive related Internet portal. This portal would be a search engine containing all available information for the industry and also be a transactional based system allowing dive shops, dive resorts and manufacturers the ability to conduct e-commerce between the users and the diving enthusiasts who would avail themselves of the services provided to the diving public. DiveDepot.Com management entered into Internet development contracts with Virtacon Corp, Webulate, LLC, Q Sound Corp, and Prismawebs to design support and host the Internet Portal to be known as DiveDepot.Com. At an extraordinary meeting of shareholders held June 10, 1999 the motion to change the name of the parent corporation to DiveDepot.Com, Inc. was unanimously approved.

     In anticipation of the development of the DiveDepot.Com project, the added vessels and equipment to support the Peter Island operations and for general working capital the company developed a private placement offering document that would attempt to raise $1 million in equity capital. In order to reduce the number of outstanding shares the company affected a 1 for 3.0363 reverse share split in April 1999. The terms of the offering were to offer 500,000 common shares at $2.00 each. As of June 30, 1999 the company has been successful in raising $485,000 of the proposed $1 million in new equity. Upon completion of the Internet development contracts 425,000 common shares and 250,000 options exercisable at an average of $1.70 per share will be issued to the contractors as partial payment for services.

     In anticipation of increased staffing to support the DiveDepot.Com Internet operations additional office space, computer equipment and furniture has been leased adjacent to the current offices in Miami. There are currently 2 full time and two part time staff dedicated to developing the databases and information that will be contained on the DiveDepot.Com site. Much of the initial website and database design has been completed and the browser-based interfaces are functional allowing remote database administration.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999

     The Company had revenues for the nine month period of $922,459 in 1999 and $994,811 in 1998. The cost of sales in the period in 1999 was $236,647 compared to $427,448 in 1998. The gross profit was $685,812 in the period in 1999 compared to $567,363 in the period in 1998. The operating expenses in the period in 1999 increased to $703,682 compared to $652,791 in the period in 1998. The net loss in the period in 1999 was ($17,870) compared to ($85,428).

     DiveDepot.Com has incurred net losses and experienced negative cash flow from operations since inception through the end of the period ending September 30, 1999. During the first nine months of the fiscal year beginning January 1, 1999 to September 30, 1999. The company realized a net loss of ($17,870) compared to a net loss of ($85,928) in the period in 1998. There can be no assurance that the company will be able to achieve or sustain revenue growth, profitability or positive cash flow on either a quarterly or an annual basis.

RESULTS OF OPERATIONS FOR THE QUARTER ENDED SEPTEMBER 30, 1999 COMPARED TO THE SAME PERIOD IN 1998

     REVENUE. Revenue totaled $233,964 for the three months ended September 30, 1999 compared to $331,604 in the period in 1998. As the low travel season ends in mid December, travel-booking revenues are expected to increase with an approximate 60-day lead time.

     COST OF REVENUE. Cost of Sales totaled $53,041 (or 22.6% of sales) for the three months ended September 30, 1999 compared to $142,483 in the period in 1998. Cost of sales consists primarily of costs to provide travel related services to clients; the costs of merchandise sold in the retail stores and to a minor extent the costs of fuel and training materials sold to third parties. Management believes that there is significant room for reducing the relative cost of travel services and retail merchandise as volumes increase and buying power is more firmly established. Management has reduced substantially the inventory carried over the last two years and streamlined the purchasing operations.

     OPERATING EXPENSES (Including Marketing, Sales and Administration). Operating expenses totaled $208,038 for the three months ended September 30, 1999 compared to $217,597 in the period in 1998. Operating expenses include all costs of salaries, rent, utilities, repairs, fuel and all costs associated with the ongoing dive operations in the British Virgin Islands. Dive operations expenses are high as a percentage of sales and significant economies of scale can be achieved as diving activities increase. At present, infrastructure and equipment is in place within the companies operations in the BVI to accommodate substantial additional business with only minor capital expenditures, marketing, sales and administration expense consists primarily of personnel expenses, accounting, legal expenses and marketing development, promotion and sales activities, including salary and commissions, costs of marketing programs and the cost of attending various dive shows and travel trade shows. These costs are mostly born by the parent company located in Miami. This expenditure reflects a substantial investment in the Internet systems, customer support, marketing and sales organizations necessary to support the company's expanded customer base. Management expects marketing, sales and administration expenditures to continue to increase in dollar amount, but to decline as a percentage of revenue. Specifically, the administrative infrastructure of DiveDepot.Com is designed to anticipate future travel, and merchandise sales that have not yet occurred. As these sales occur, administrative expenses will not increase substantially and will decline as a percentage of revenue. The company has also incurred significant administrative costs in fulfilling its regulatory obligations in preparation for and as a potential public entity. Management expects these expenses to remain constant and therefore decline as a percentage of revenue. Together, therefore, management anticipates that marketing, sales and administrative expenses will increase somewhat more modestly than in the first three months of the current fiscal year, but decline sharply as a percentage of revenue as sales of travel and merchandise increase. Operating loss for the period was ($27,115) in 1999 compared to ($28,476) in 1998.

     NET LOSS. DiveDepot.Com had a loss of approximately ($134,907) for the three months ended September 30, 1999 as compared to a loss of ($59,410) for the three months ended September 30, 1998.

     Management believes that period-to-period comparisons of its financial results should not be relied upon as an indication of future performance. DiveDepot.Com may experience significant period-to-period fluctuations in operating results depending upon factors such as the success of the DiveDepot.Com's efforts to expand sales and implement it's Internet marketing programs and mix of products and services and changes in, and the timing of, expenses relating to development and sales and marketing. Other factors that may contribute to variability of operating results include the timely deployment and implementation of expansion of the DiveDepot.Com outside sales network or internal direct marketing capability, changes in demand for sport diving travel and related products and services, the cyclical nature of marine expenditures and the overall health of the regional and international economy.

RESULTS OF OPERATIONS FOR YEAR ENDED DECEMBER 31, 1998.

         Revenue totaled $1,326,414 for the year ended December 31, 1998. The 1998 reporting period is for 12 months and 1997 was for 1 month due to incorporating Baskin In The Sun International, Inc. in Dec 1997. Baskin In The Sun Ltd. results are for 12 months in 1998 and for 15 months in 1997 due to a change of year end to match the parent company. Management expects losses to be reduced during the next 9 months with improving results during the remainder of the fiscal year ending on December 31, 1999. As the low travel season ends in mid December, travel-booking revenues are expected to increase with an approximate 60-day lead-time. This will coincide with anticipated deployment of the Baskin website. The foregoing expectation is a forward looking statement that involves risks and uncertainties and the actual results could vary materially as a result of a number of factors.

         COST OF REVENUE. Cost of Sales totaled $569,930 (or 43% of sales) for the year ended December 31, 1998. Cost of revenue consists primarily of costs to provide travel related services to clients, the costs of merchandise sold in the retail stores and to a minor extent the costs of fuel and training materials sold to third parties. Management believes that there is significant room for reducing the relative cost of travel services and retail merchandise as volumes increase and buying power is more firmly established. Management has reduced substantially the inventory carried over the last two years and streamlined the purchasing operations. At present inventory is turned approximately four times per year. The foregoing expectation is a forward looking statement that involves risks and uncertainties and the actual results could vary materially as a result of a number of factors.

         OPERATING EXPENSES (Including Marketing, Sales and Administration). Operating expenses totaled $957,312 for the year ended December 31,1998. Operating expenses include all costs of salaries, rent, utilities, repairs, fuel and all costs associated with the ongoing dive operations in the British Virgin Islands. Dive operations expenses are high as a percentage of sales and significant economies of scale can be achieved as diving activities increase. At present, infrastructure and equipment is in place within the companies operations in the BVI to accommodate substantial additional business with only minor capital expenditures, marketing, sales and administration expense consists primarily of personnel expenses, accounting, legal expenses and marketing development, promotion and sales activities, including salary and commissions, costs of marketing programs and the cost of attending various dive shows and travel trade shows. These costs are mostly born by the parent company located in Miami. This expenditure reflects a substantial investment in the Internet systems, customer support, marketing and sales organizations necessary to support the company's expanded customer base. Management expects marketing, sales and administration expenditures to continue to increase in dollar amount, but to decline as a percentage of revenue. Specifically, the administrative infrastructure of Baskin is designed to anticipate future travel, and merchandise sales that have not yet occurred. As these sales occur, administrative expenses will not increase substantially and will decline as a percentage of revenue. The company has also incurred significant administrative costs in fulfilling its regulatory obligations in preparation for and as a potential public entity. Management expects these expenses to remain constant and therefore decline as a percentage of revenue. Together, therefore, management anticipates that marketing, sales and administrative expenses will increase somewhat more modestly than in the current fiscal year, but decline sharply as a percentage of revenue as sales of travel and merchandise increase. The foregoing expectation is a forward looking statement that involves risks and uncertainties and the actual results could vary materially as a result of a number of factors.

         EXTRAORDINARY CHARGES. In 1997 Deloitte Touche, Tohmatsu were appointed as auditors and as part of that change there was a mandate to produce an unqualified audited consolidated financial statement for the parent and subsidiary that conformed to US GAAP standards. As part of those changes there were various accounting adjustments required to bring the company's reporting into compliance.

         1. The year end was changed for the subsidiary Baskin In The Sun, Ltd. to December from September 30. This is not a GAAP requirement, but greatly reduces costs and difficulty in preparing financial statements and simplifies comparison of reporting periods.

         2. An adjustment to  revaluation  of vessels to reflect actual cost was
effected  in  1997.  This  caused  a  corresponding   substantial   increase  in
depreciation charges beginning 1998.

         3. The goodwill included in the balance sheet of the parent company reflects the amount paid for the subsidiary company over it's net book value of assets. This goodwill is amortized over a 20 year period.

         4. Accounts payable reflects an amount of $47,822.00 that is accrued and unpaid interest on the BIC Enterprises note that forms part of related party loans. This is a result of management electing to amortize the total interest of the note equally over the 10-year period. Payments of interest and principle were therefore reduced substantially in the early years of the note. The financial statements must reflect this accrued liability in past years and it must be included to comply with US GAAP. The note holders have agreed to modify the original agreement and accept payment of the unpaid interest in equal monthly installments over the remaining 5 years allowing the correct interest and principle payments to be made monthly on the outstanding balance. The including of this amount in accounts payable is charged to 1998 earnings, but will actually be paid in monthly installments over the next 5 years.

         5. Net loss reflects the following non-cash items: (see above)

         * Depreciation                     $  86,925
         * Amortization of Good Will        $  36,811
         * Interest on Bic Ent. Loan        $  47,822
                                            ---------
         Total                              $ 171,558

   Net Loss on a cash basis for the year ended December 31, 1998 is  ($92,055)

         NET LOSS. Baskin had a loss of $263,613 for the year ended December 31, 1998, including adjustments. There is no historical data available for comparative purposes due to the incorporation of the holding company in December 1997.

LIQUIDITY AND CAPITAL RESOURCES

         To date, the company has satisfied its cash requirements primarily through debt, the sale of capital stock and through operating revenues. The company's principal uses of cash are to fund working capital requirements and capital expenditures and to service its vendor, payroll and professional expenses. Net cash used in operating activities for the year ended December 31, 1998 was $24,565. The amount of cash used in operating activities in this period was primarily impacted by the increased costs of commencing the Miami operations. Additional cash expenditures were caused by increased costs in anticipation of the Baskin Internet development program and the expansion of Baskin's management, sales, marketing and organizational infrastructure.

         For the year ended December 31, 1998 cash of $25,111 was generated from financing activities. The net cash decrease for the year ended December 31, 1998 was $87,403. At December 31, 1998, the company had cash and cash equivalents of ($41,867).

     Net cash used in operating activities for the three months ended September 30, 1999 was approximately $146,048 as compared to approximately $49,488 for the three months ended September 30, 1998. Net cash used in operating activities in the fiscal year ending December 31, 1998 was $124,490. The amount of cash used in operating activities in both periods was primarily impacted by the increased costs of consolidating operations in the Miami operations and expenses associated with commencement opening the new dive operations at Peter Island.
Additional cash expenditures were caused by increased costs in supporting the DiveDepot.Com Internet development program and the expansion of DiveDepot.Com's management, sales, marketing and organizational infrastructure.

     The net cash increase for the three-month period ended September 30, 1999 was $98,411. At September 30, 1999, the company had cash and cash equivalents of approximately $120,406.

NEED FOR ADDITIONAL FINANCING

         The Company does not have capital sufficient to meet the Company's cash needs, including the costs of compliance with the continuing reporting requirements of the Securities Exchange Act of 1934. The Company will have to seek loans or equity placements to cover such cash needs.

         No commitments to provide additional funds have been made by management or other stockholders. Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to cover its expenses as they may be incurred.

         Irrespective   of  whether  the  Company's  cash  assets  prove  to  be
inadequate to meet the Company's operational needs, the Company might seek to compensate providers of services by issuances of stock in lieu of cash.

YEAR 2000 ISSUES

         Year 2000 problems result primarily from the inability of some computer software to properly store, recall, or use data after December 31, 1999. These problems may affect many computers and other devices that contain embedded computer chips. Based on a review of its existing information systems, the Company does not anticipate that it will incur significant costs in connection with bring its information systems into compliance with Year 2000 requirements. Most of DiveDepot.Com's software is non-customized third-party software. However, there is no guarantee that the company will not experience disruptions in its operations due to a failure of its vendors, key suppliers, lenders, utility providers or dealers in addressing their individual Year 2000 compliance issues effectively.

         The Company relies on non-IT systems that may suffer from Year 2000 problems, including telephone systems and facsimile and other, office machines. Moreover, the Company relies on third-parties that may suffer from Year 2000 problems that could affect the Company's operations, including banks, reservation systems, and utilities. The Company does not believe that such non-IT systems or third-party Year 2000 problems will affect the Company in a manner that is different or more substantial than such problems affect other similarly situated companies or industry generally. Consequently, the Company does not currently intend to conduct any further readiness assessment of Year 2000 problems or to develop a detailed contingency plan with respect to Year 2000 problems that may affect the Company.

ITEM 3.           DESCRIPTION OF PROPERTY

         None.   The  Company  leases  facilities  from  a non-affiliate for its offices at 8890 Coral Way, Suite 220,  Miami, Florida.

ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                  MANAGEMENT.

         The following table sets forth as of the date of this Registration Statement, the number of shares of common Stock owned of record and beneficially by executive officers, directors and persons who hold 5.0% or more of the outstanding Common Stock of the Company. Also included are the shares held by all executive officers and directors as a group.

5% SHAREHOLDERS/                      NUMBER OF SHARES                OWNERSHIP
BENEFICIAL OWNERS                                                     PERCENTAGE
--------------------------------------------------------------------------------
Carl Dilley,                              80,871                          4.4%
President & Director
8890 Coral Way, Suite 220
Miami, FL 33176

Donald Mitchell                           545,027(1)                     29.0%
Chairman & Director
6929 Kenfig Dr.
Falls Church, VA 22042

Frank Horwich,                            110,000(2)                      5.9%
Secretary & Director
300 S. Jackson St., Suite 100
Denver, CO 80209

Lisa Mitchell,                             75,871                         4.1%
Vice President & Director
324 Palmetto St.
Oviedo, FL 32765

Baskin in the Sun International, S.A.      200,419                       11.0%
8890 Coral Way, Suite 220
Miami, FL 33165

Dr. Martin Preskin                         125,000                        6.2%
8324 N.W. 40TH Ct.
Coral Springs, FL 33065

Virtacon Corp                              100,000                        5.4%
4910 Blue Lake Drive
Suite 200
Boca Raton, FL 33431

Q Sound Labs, Inc.                         225,000                       12.2%
400-3115 12TH St., NE
Calgary, Alberta, Canada

All directors and executive
Officers as a group (4 persons)            811,769                       43.4%

Each principal shareholder has sole investment power and sole voting power over the shares.

(1) Through Exodus Asset Corp.

(2) Includes shares owned by Webulate, LLC which Mr. Horwich controls.


ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
                  PERSONS.

         The directors and executive officers currently serving the Company are as follows:

NAME                       AGE                       POSITION HELD                               TENURE
---------                  ---                       ------------------                          ------
Carl Dilley                44                        President & Director                        Since 1997
Lisa Mitchell              41                        Vice President & Director                   Since 1997
Frank Horwich              39                        Secretary & Director                        Since 1997
Don Mitchell               66                        Chairman & Director                         Since 1999

         The directors named above will serve until the net annual meeting of the Company's stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between the directors and officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer.

         CARL DILLEY, President and Director, holds a business degree from the College of New Caledonia, in British Colombia where he attended from 1973 to 1974 and, later during 1979 to 1982 completed advanced accounting and financial analysis programs at The University of British Columbia and the University of West Virginia. He is a fellow of the Canadian Securities Institute and holds a designation of F.C.S.I. for completing advanced studies in Canadian Investment Finance. He served for many years in various capacities at the firm of Pemberton Securities that was eventually purchased by Dominion Securities. From 1990 to 1996 Carl served as project manager and director of finance for Industrial Bosque Puerto Carrillo S.A., of Costa Rica (a flooring manufacturer). He has also acted in executive capacity as a CFO for the Firm of Marc M. Harris in Panama in 1996. He became President and Director of Baskin In The Sun
International, S.A. in 1996. He, together with the executive committee, are responsible for the hands-on strategic planning of the organization.

         FRANK HORWICH, is a Secretary and Director of the Company since 1997. He studied Administration and Psychology at Southern Illinois University from 1978-1979. From 1998 to present he has been President of Webulate, LLC, an information technology consulting company. From 1987 to 1998 he was President, CEO and Director of Secutron Corp. of Denver, Colorado which developed a software system for broker-dealers.

         LISA MITCHELL, Vice President and Director, was the acting General Manager of Baskin In The Sun, Ltd. (the BVI subsidiary) 1995 -1998 and is one of the founding shareholders. She has been employed by Sea World in Orlando since 1998. Her experience includes over 18 years as Diving Instructor and dive shop management activity. Lisa Mitchell was Retail Manager for the DIVI Operation at the Flamingo Beach Hotel in Bonaire from 1990 to 1993, which is a large dive operation. Lisa served as Training Director at Lady Cyana Divers in Islamorada, Florida from 1985 to 1990, Assistant Manager at Sea Dwellers Sports Center in Key Largo, from 1982 to 1985, and Assistant SCUBA Director at SeaCamp

Association from 1980 to 1982. She obtained a BA in 1988 in Resort/Management from George Mason University. She was a Vice President and a Director of Baskin in the Sun International, S.A. 1996-1997, and has been Vice President and Director of the Company since inception in 1997.

         DON MITCHELL, Chairman of the Board and Director, studied at Bridgewater, Virginia and at New York University in New York. Prior to becoming a partner in Asian Strategic Partners in 1998, Mr. Mitchell served as president of an international investment firm in Central America, The Firm of Marc Harris, in 1996. He has been an officer and director of Baskin In The Sun International, Inc. (1997-1999) and Baskin In The Sun International, S.A. (1996-1997). He was a director of IPAC from 1993 to 1996. He was an officer of Revenge Marine, Inc. (1997-1998) and has been an officer of Grant Douglas Publishing since July 1999.

         The directors and officers of the Company will devote such time to the Company's affairs on an "as needed" basis, except Carl Dilley is full-time.

         None of the Company's officers, except Carl Dilley and/or directors receives any compensation for their respective services rendered to the Company, nor have they received such compensation in the past. The all have agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until the Company has generated revenues from operations after consummation of a merger or acquisition. As of the date of filing this report, the Company has no funds available to pay officers or directors. Further, none of the officers or directors is accruing any compensation pursuant to any agreement with the Company. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

         As permitted by Florida Revised Statutes, the Company may indemnify its directors and officers against expenses and liabilities they incur to defend, settle or satisfy any civil or criminal action brought against them on account of their being or having been Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

CONFLICTS OF INTEREST

         The officers and directors of the Company will not devote more than a portion of their time to the affairs of the Company. There will be occasions when the time requirements of the Company's business conflict with the demands of their other business and investment activities. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.

         Conflict of Interest - General. Certain of the officers and directors of the Company may be directors and/or principal shareholders of other companies and, therefore, could face conflicts of interest with respect to time. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's officers or directors are involved in the management of any firm with which the Company transact business. The Company's Board of Directors has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which management serve as officers or directors, or in which they or their family members own or hold a controlling ownership interest. Although the Board of Directors could elect to change this policy, the Board of Directors has no present intention to do so.

ITEM 6.  EXECUTIVE COMPENSATION.

                                     SUMMARY COMPENSATION TABLE OF EXECUTIVES

                                            Annual Compensation                                  Awards

Name & Principal           Year      Salary         Bonus        Other Annual         Restricted        Securities
Position                             ($)            ($)          Comp-                Stock             Underlying
                                                                 ensation ($)         Award(s)          Options
                                                                                      ($)               /SARS (#)
------------------------------------------------------------------------------------------------------------------

Carl Dilley,               1997      $65,000        0            0                    $70,871           0
President                  1998      $11,000        0            0                    0                 0

Frank Horwich,             1997      0              0            0                    0                 0
Secretary                  1998      0              0            0                    0                 0

Lisa Mitchell,             1997      0              0            0                    0                 0
Vice President             1998      $48,000        0            0                    0                 0

Don Mitchell,              1997      0              0            0                    0                 0
Chairman                   1998      0              0            0                    0                 0






                                              DIRECTORS' COMPENSATION

Name                                 Year      Annual         Meet-       Consulting        Number         Number of
                                               Retainer       ing         Fees/Other        of             Securities
                                               Fee($)         Fees        Fees ($)          Shares         Underlying
                                                              ($)                           (#)            Options

                                                                                                           SARS (#)

A. Director, Carl Dilley             1998      0              0           0                 0              0
B. Director, Frank Horwich           1998      0              0           0                 10,000         0
C. Director, Lisa Mitchell           1998      0              0           0                 0              0
D. Director, Don Mitchell            1998      0              0           0                 0              0

         Option/SAR Grants Table  (None)

         Aggregated Option/SAR Exercises in Last Fiscal Year an FY-End Option/SAR value (None)

         Long Term Incentive Plans - Awards in Last Fiscal Year  (None)

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         Prior to the date of this filing, the Company issued shares to its founders, officers, directors and to the shareholders. Certificates evidencing the Common stock issued by the Company to these persons have all been stamped with a restrictive legend, and are subject to stop transfer orders by the Company.

         a. In 1996 the Company acquired all of the assets and liabilities of Baskin in the Sun International, S.A., a Panamanian corporation, in exchange for 220,418 shares (post split) of common stock of the Company and the assumption of debt of the Panamanian corporation. Messrs. Carl Dilley and Donald Mitchell, Frank Horwich and Lisa Mitchell were officers and directors of Baskin in the Sun International, S.A. at the time of the acquisition. The additional consideration for the acquisition of assets were as follows:

     * Assumption by BITS INT, Inc. of the note and account payable to Donald Mitchell and Exodus Assets Corp., in the amount of $216,471.22.

     * The return to Baskin In The Sun International,S.A. of all of shares of Baskin In The Sun International, S.A.(1,083,939 shares) currently held by 15 S.A. and Exodus Assets Corp.

     * A promissory note from Baskin In The Sun International, Inc. to Baskin In The Sun International, S.A. for $365,247.53.

     *    Assumption of long-term debt in the amount of $352,917.00.

                  Carl Dilley became President and Director of the Registrant in December 1997 and received 80,871 shares of common stock of Registrant in December 1997 for services in organizing companies. Lisa Mitchell became Vice President and Director of Registrant and received 75,871 shares of common stock of Registrant for services in organizing the company. Donald Mitchell, through Exodus Assets Corp., received 545,027 shares of common stock of the Registrant in consideration of the conversion of $216,471 in debt owed Mr. Mitchell for cash advances.

         b. Frank Horwich, a Director and Secretary received 10,000 shares of common stock of Registrant in 1998 for agreeing to serve as Director and Secretary. His company Webulate, LLC received 100,000 shares of common stock of Registrant in 1999 for its services in building the software for the database for the travel reservations system of Registrant.

         c. Q Sound Labs received 225,000 shares of common stock of Registrant in 1999 for its services in building the Website - DiveDepot.com.

         d. Virtacon Corp. received 100,000 shares of common stock of Registrant in 1999 for its services in designing parts of the website DiveDepot.com.

ITEM 8. DESCRIPTION OF SECURITIES.

COMMON STOCK

         The Company's Articles of Incorporation authorize the issuance of 50,000,000 shares of Common Stock $.001 par value. Each record holder of Common Stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the Articles of Incorporation. As of December 1, 1999, there were 1,835,498 shares issued and outstanding.

         Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive, ratably, the net assets of the Company available to stockholders after distribution is made to the preferred stockholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of Common Stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully paid, and nonassessable. To the extent that additional shares of the Company's Common Stock are issued, the relative interests of then existing stockholders may be diluted.

TRANSFER AGENT

         The Company has engaged Mountain Share Transfer, Inc., 1625 Abilene Drive, Broomfield, Colorado 80020 as its transfer agent.

REPORTS TO STOCKHOLDERS

         The Company plans to furnish its stockholders with an annual report for each fiscal year containing financial statements audited by its independent certified public accountants. In the event the Company enters into a business combination with another company, it is the present intention of management to continue furnishing annual reports to stockholders. The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934 for so long as it is subject to those requirements, and to file unaudited quarterly reports and annual reports with audited financial statements as required by the Securities Exchange Act of 1934.

                                     PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         No public trading market exists for the Company's securities and all of its outstanding securities are restricted securities as defined in Rule 144. There were 1,835,498 holders of record of the Company's common stock on December 1, 1999. No dividends have been paid to date and the Company's Board of Directors does not anticipate paying dividends in the foreseeable future.

ITEM 2.           LEGAL PROCEEDINGS

         The Company is a party to only one legal action. That action is in the Circuit Court for Miami - Dode County, Florida, Plaintiff, the firm of Marc M. Harris, on behalf of others has alleged breach of contract, fraud, conversion, and constructive trust. The total amount of the claim by the firm of Marc M. Harris is recorded as long-term debt on the company books and audited statement. This debt was acquired in the acquisition of all liabilities and assets of Baskin In The Sun International, S.A. The Company is vigorously defending the action and believes the action is without foundation because the Plaintiff offset accounts containing funds of Defendant in similar amounts to those claimed. In the event Plaintiff were fully successful, Defendant could sustain a judgment exceeding $217,000, plus interest, which could have a material impact on the Company. The Company will be filing a counter claim that in settlement can only reduce the liabilities of the company as they currently stand and not further worsen or negatively impact the corporation.

         No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than 5.0% of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to any litigation.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         Not applicable.


ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

         Since December 1997 (the date of the Company's formation), the Company has sold its Common Stock to the persons listed in the table below in transactions summarized as follows:

Name and Address                    Purchase Date           # of Shares                Consideration
                                                              Issued

-------------------------------------------------------------------------------------------------------------
Exodus Asset Corp.                  11/01/97                   545,027                  Services/Founder
6829 Kenfig Dr
Falls Church, VA 22042

Carl Dilley                         11/01/97                    80,871                  Services/Founder
8890 Coral Way, Suite 220
Miami, FL 33176

Lisa Mitchell                       11/01/97                     5,871                  Services/Founder
324 Palmetto St.
Oviedo, FL 32765

Claire Abrehart                     06/04/98                     2,964                  Employee Bonus
P.O. Box 3012
RoadTown,
British Virgin Islands

Kevin Dobb                          02/15/99                     3,976                  Employee Bonus
2191 Parkway Blvd.
Coquitlam, BC Canada

Mike Littman                        02/15/99                     9,880                  Services
10200 W. 44th Ave.
Suite 400
Wheat Ridge, CO 80033

Chris Winter                        02/15/99                     9,880                  Services
7101 Lexington Farm Dr.
Alpharetta, GA 30004

John Hluska                         02/15/99                     1,988                  Employee Bonus
Prospect Reef Resort
RoadTown,
British Virgin Islands

                                       30





Baskin In The Sun                   11/01/97                   200,419                  Founder/Services
International, S.A.
8890 Coral Way, Suite 220
Miami, FL 33165

Frank Horwich                       06/09/99                    10,000                  Director/Stock Bonus
300 S. Jackson St., Suite 100
Denver, CO 80209

Sue Thompson                        02/15/99                     1,000                  Employee Stock Bonus
Prospect Reef Resort
RoadTown,
British Virgin Islands

Jane Barnes                         02/15/99                     1,000                  Employee Bonus
10241 SW 128TH St.
Miami, FL 33176

Barry Potter                        07/01/98                       329                  Services
3087 N.E. 183 Lane
Aventure, FL 33160

Hylton Wright                       07/01/98                     3,293                  $  4,700
900 Greenhill Rd.
Mt. Airy, NC 27030

Abraham Garfinkel                   04/06/99                     5,000                  $ 10,000
879 E. 27TH Street
Brooklyn, NY 11210

Isaac Tietelbaum                    04/06/99                     5,000                  $ 10,000
C/O Moses Gluck
14 Quickway Rd. Unit 101
Monroe, NY 10950

Irwin B. Finch                      03/29/99                    50,000                  $100,000
134 Wood Dale Dr.
Ballston Lake, NY 10219

Paul Sachter                        03/24/99                    10,000                  $ 29,000
1785 Whispering Oaks
Ogden, UT

                                       31





Dr. Martin Preskin                  04/0699                     50,000                  $100,000
8324 N.W. 40TH Ct.
Coral Springs, FL 33065

Sheldon L. Miller                   03/17/99                    50,000                  $100,000
3000 Town Center,
Suite 1700
Southfield, MI 48074-1188

Earth Care Corp.                    04/06/99                    10,000                  $ 20,000
12535 W. Lisbin Rd.
Brookfield, WI 53005

Rex Schuette                        03/30/99                    10,000                  $ 20,000
25 Cider Hill Lane
Sherborn, MA 01770

Dr. Ira Kalfus                      04/06/99                    10,000                  $ 20,000
135 W. 70TH St.
New York, NY 10023-4458

Wayne Home                          04/06/99                    12,500                  $ 25,000
Pine Haven Cir.
Boca Raton, FL

Ruth Schuler                        04/06/99                     2,500                  $  5,000
4188 NW 83 Lane
Coral Springs, FL 33065-1316

Dr. Luis Cruz                       4/06/99                     15,000                  $ 30,000
2260 SW 8TH St.
Miami, FL 33135

Nico R. Pronk                       4/06/99                     12,500                  $ 25,000
1140 SW 21 Ave.
Boca Raton, FL 33486

Kyle Kennedy                        04/01/99                    48,500                  Services
710 Oakfield Dr.
Suite 206
Brandon, FL 33511

                                       32





Kyle Kennedy                        04/01/99                    25,000                  Services
710 Oakfield Dr.
Suite 206
Brandon, FL 33511

Magnus Opus Capital, Inc.           08/04/99                    23,000                  Services
4910 Blue Lake Drive,
Suite 200

Webulate                            08/31/99                   100,000                  Services
300 S. Jackson St.
Suite 300
Denver, CO

Virtacon, Corp., Inc.               08/31/99                   100,000                  Services
4910 Blue Lake Drive
Suite 200
Boca Raton, FL 33431

Q Sound Labs, Inc.                  08/31/99                   225,000                  Services
400-3115 12TH St., NE
Calgary, Alberta, Canada


         Each of the sales listed above was made for cash or service as listed. All of the listed sales were made in reliance upon the exemption from registration offered by Section 4 (2) of the Securities Act of 1933, as amended. Based upon Subscription Agreements completed by each of the subscribers, the Company had reasonable grounds to believe immediately prior to making an offer to the private investors, and did in fact believe, when such subscriptions were accepted, that such purchasers (1) were purchasing for investment and not with a view to distribution, and (2) had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment and were able to bear those risks. The purchasers had access to pertinent information enabling them to ask informed questions. The shares were issued without the benefit of registration. An appropriate restrictive legend is imprinted upon each of the certificates representing such shares, and stop-transfer instructions have been entered in the Company's transfer records. All such sales were effected without the aid of underwriters, and no sales commissions were paid.

         All of the investors were sophisticated and were known by principals in the company to have business investment experience. The company provided a personal interview with a principal in the company for each investor who explained the business plan, and provided a copies of any documents requested by an investor. Each subscriber executed a subscription agreement in which the subscriber acknowledged a) an understanding of the investment risks, b) an understanding of the nature of the securities as being unregistered, and restricted from transfer c) an ability to hear economic risk of loss and illiquidity, and d) an investment intent and not a purchase for redistribution.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Florida Revised Statutes provide that the Company may indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the officer or director acted in good faith and in a manner he reasonably believed to be in the Company's best interest and is a party by reason of his status as an officer or director, absent a finding of negligence or misconduct in the performance of duty.

EXCLUSION OF LIABILITY

         The Florida Corporation Act excludes personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, acts in violation of the Florida Corporation Act, or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right which a director may have to be indemnified and does not affect any director's liability under federal or applicable state securities laws.

                                    PART F/S

                   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

         The response to this Item is included as a separate Exhibit to this report. Please see pages F-1 through F-19.

                   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Financial Statements and Schedules. The following financial statements and schedules for the Registrant as of September 30, 1999 and for the fiscal year of 1998 are filed as part of this report.

     (1) Financial statements of DiveDepot.com, Inc. (formerly Baskin In The Sun International, Inc.) and subsidiaries.

                                                                                                 PAGE

Cover Page

Index to Financial Statements                                                                    F-1

Independent Auditor's Report for years ended

December 31, 1998 and December 31, 1997                                                          F-2

Consolidated Balance Sheet at end of December 31, 1998                                           F-3

Consolidated Statement of Operations at end of December 31, 1998                                 F-4

Consolidated Statement of Stockholders' Equity at end of December 31, 1998                       F-5

Consolidated Statement of Cash Flows at end of December 31, 1998                                 F-6

Notes to the Consolidated Financial Statements                                                   F-7 - F-12



Interim Financial Statements for period ended September 30, 1999 (unaudited)                     F-13

Balance Sheet                                                                                    F-14
Income Statement & Retained Deficit 9 months                                                     F-15
Statement of Cash Flows                                                                          F-16
Income Statement & Retained Deficit 3 months                                                     F-17
Notes to Financial Statements                                                                    F-18 - F-19

                                       35

                                   SIGNATURES:

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED:            April 26, 2000

                                DIVEDEPOT.COM, INC.

                                BY:     /S/CARL DILLEY
                                        Carl Dilley, President

                                BY:     /S/FRANK HORWICH
                                        Frank Horwich, Secretary

                                BY:     /S/LISA MITCHELL
                                        Lisa Mitchell, Vice President

                                DIRECTORS:

                                BY:     /S/CARL DILLEY
                                        Carl Dilley, Director

                                BY:     /S/FRANK HORWICH
                                        Frank Horwich, Director

                                BY:     /S/LISA MITCHELL
                                        Lisa Mitchell, Director

                                BY:     /S/DON MITCHELL
                                        Don Mitchell, Director



                          INDEX TO FINANCIAL STATEMENTS

                                                                                                 PAGE

Cover Page

Index to Financial Statements                                                                    F-1

Independent Auditor's Report for years ended

December 31, 1998 and December 31, 1997                                                          F-2

Consolidated Balance Sheet at end of December 31, 1998                                           F-3

Consolidated Statements of Loss and Retained Deficit
at end of December 31, 1998                                                                      F-4

Consolidated Statement of Stockholders' Equity at end of December 31, 1998                       F-5

Consolidated Statement of Cash Flows at end of December 31, 1998                                 F-6

Notes to the Consolidated Financial Statements                                                   F-7 - F-12


Interim Financial Statements for period ended September 30, 1999 (unaudited)                     F-13

Consolidated Balance Sheet                                                                       F-14
Income Statement & Retained Deficit 9 months                                                     F-15
Consolidated Statement of Cash Flows                                                             F-16
Income Statement & Retained Deficit 3 months                                                     F-17
Notes to Financial Statements                                                                    F-18-F-19









                                                        F-1

DELOITTE & TOUCHE        Omar Hodge Building            Telephone: (284)494-2868
                         Wickhams Cay 1                Facsimile: (284) 494-7889
                         P.O. BOX 3083                E-MAIL: DTTI@CARIBSURF.COM
                         Road Town, Tortola
                         British Virgin Islands

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Baskin In The Sun International, Inc.

      We have audited the accompanying balance sheet of Baskin In The Sun International, Inc. and its subsidiary (the "Group") as of December 31, 1998 and 1997 and the related consolidated statements of loss and retained deficit, of cash flows and changes in shareholders' equity for the year ended December 31, 1998 and for the period from December 1, 1997 (date of incorporation) to December 31, 1997 (all expressed in United States dollars). These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 1998 and 1997, and the results of its operations, cash flows and changes in shareholders' equity for the year ended December 31, 1998 and the period from December 1, 1997 to December 31, 1997, in accordance with accounting principles generally accepted in the United States of America.

/s/Deloitte Touch & Co.

May 20, 1999
British Virgin Islands




                                       BASKIN IN THE SUN INTERNATIONAL, INC.
                                            CONSOLIDATED BALANCE SHEET
                                            December 31, 1998 and 1997
                                       (Expressed in United States dollars)

                                                                                       1998               1997 (Note 12)
                                                                  -------------------------       ----------------------
CURRENT ASSETS

   Cash                                                                              27,482                       45,536
   Accounts Receivable (Note 3)                                                      83,883                       86,801
   Inventory (Note 4)                                                                51,169                       77,806
                                                                  -------------------------       ----------------------
                                                                                    162,534                      210,143
Fixed Assets (Note 5)                                                               263,449                      337,077
Goodwill (Note 6)                                                                   699,415                      736,226
Deferred Costs (Note 7)                                                              35,701                            -
                                                                  -------------------------       ----------------------
                                                                                 $1,161,099                   $1,283,446
                                                                  =========================       ======================
LIABILITIES

Current Liabilities

   Bank overdraft                                                                    69,349                            -
   Accounts payable (Note 8)                                                        269,741                      177,708
   Customer deposits                                                                    500                       30,354
   Income taxes                                                                           -                        6,687
   Bank loan (Note 9)                                                                 7,075                        6,291
   Related party loans (Note 10)                                                     55,000                       55,000
                                                                  -------------------------       ----------------------
                                                                                    401,665                      276,040
Long Term Liabilities

   Bank loan (Note 9)                                                                 3,743                       10,818
   Related party loans (Note 10)                                                    657,067                      685,436
                                                                  -------------------------       ----------------------
                                                                                    660,810                      696,254
Shareholders' Equity

Share Capital (Note 11)                                                               4,200                        1,562
Contributed Surplus                                                                 358,037                      335,564
Retained Deficit                                                                  (263,613)                     (25,974)
                                                                  -------------------------       ----------------------
                                                                                     98,624                      311,152
                                                                  =========================       ======================
                                                                                 $1,161,099                   $1,283,446
                                                                  =========================       ======================

Approved by the Board of Directors:
/s/Carl Dilley, Director

                                                        F-3


                                       BASKIN IN THE SUN INTERNATIONAL, INC.
                               CONSOLIDATED STATEMENTS OF LOSS AND RETAINED DEFICIT
                                            December 31, 1998 and 1997
                                       (Expressed in United States dollars)

                                                                             Year ended                     Period Ended
                                                                      December 31, 1998                December 31, 1997
                                                                                                               (Note 12)
                                                            ---------------------------     ----------------------------
Sales                                                                         1,326,414                           78,474
Cost of Sales                                                                   569,930                           19,859
                                                            ---------------------------     ----------------------------
Gross Profit                                                                    756,484                           58,615
Operating Expenses                                                              957,312                           84,589
Amortization of Goodwill                                                         36,811                                -
                                                            ---------------------------     ----------------------------
Operating Loss before Income Taxes                                            (237,639)                         (25,974)
Income Taxes                                                                          -                                -
                                                            ---------------------------     ----------------------------
Net Loss                                                                      (237,639)                         (25,974)
Retained Deficit, Beginning of                                                 (25,974)                                -
Year/Period
                                                            ---------------------------     ----------------------------
Retained Deficit, End of Year/Period                                         $(263,613)                        $(25,974)
                                                            ===========================     ============================















                                                        F-4


                                       BASKIN IN THE SUN INTERNATIONAL, INC.
                                  CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                            December 31, 1998 and 1997
                                       (Expressed in United States dollars)

                                     Shares              Share Capital       Contributed        Retained          Total
                                     Outstanding                             Surplus            deficit           Shareholders'
                                                                                                                  Equity
                                     ---------------     ---------------     ---------------    -------------     ---------------
SHAREHOLDERS' EQUITY
AT DECEMBER 1, 1997

Additions                            1,561,571           1,562               335,564            -                 337,126
Net loss                             -                   -                   -                  (25,974)          (25,974)
                                     ---------------     ---------------     ---------------    -------------     ---------------
SHAREHOLDERS' EQUITY                 1,561,571           1,562               335,564            (25,974)          311,152
AT DECEMBER 1, 1998

Additions                            2,638,000           2,638               22,473             -                 25,111
Net loss                             -                   -                   -                  (237,639)         (237,639)
                                     ---------------     ---------------     ---------------    -------------     ---------------
SHAREHOLDERS' EQUITY                 4,199,571           $4,200              $358,037           $(263,613)        $98,624
AT DECEMBER 31, 1998
                                     ===============     ===============     ===============    =============     ===============


















                                                        F-5



                                       BASKIN IN THE SUN INTERNATIONAL, INC.
                                       CONSOLIDATED STATEMENT OF CASH FLOWS
                                            December 31, 1998 and 1997
                                       (Expressed in United States dollars)

                                                                              Year ended           Period ended December
                                                                       December 31, 1998              31, 1997 (Note 12)
                                                                  ----------------------      --------------------------
CASH FLOW PROVIDED BY/(USED IN):
OPERATING ACTIVITIES

Net loss                                                                       (237,639)                        (25,974)
Adjustments for items not involving the movement of cash:

   Depreciation                                                                   86,925                           3,236
   Amortization of goodwill                                                       36,811                               -
   Loss on sale of fixed assets                                                    4,291                               -
Changes in non-cash working capital

   Accounts receivable                                                             2,918                        (86,801)
   Inventory                                                                      26,637                        (77,806)
   Accounts payable                                                               92,033                         177,708
   Customer deposits                                                            (29,854)                               -
   Income taxes                                                                  (6,687)                           6,687
                                                                  ----------------------      --------------------------
                                                                                (24,565)                         (2,950)
                                                                  ----------------------      --------------------------
FINANCING ACTIVITIES

   Proceeds from sale of shares                                                    2,638                         337,126
   Contributed surplus                                                            22,473                               -
   Deferred costs                                                               (35,701)                          30,354
   Proceeds from bank loans                                                            -                          17,109
   Repayment of bank loans                                                       (6,291)                               -
   Related party loans                                                          (28,369)                         740,436
                                                                  ----------------------      --------------------------
                                                                                (45,250)                       1,125,025
                                                                  ----------------------      --------------------------
INVESTING ACTIVITIES

   Purchase of subsidiary (net of cash acquired)                                       -                     (1,041,013)
   Purchase of fixed assets                                                     (17,588)                        (35,526)
                                                                  ----------------------      --------------------------
                                                                                (17,588)                     (1,076,539)
                                                                  ----------------------      --------------------------
(DECREASE)/INCREASE IN CASH                                                     (87,403)                          45,536
CASH, BEGINNING OF YEAR/PERIOD                                                    45,536                               -
                                                                  ----------------------      --------------------------
CASH, END OF YEAR/PERIOD                                                       $(41,867)                         $45,536
                                                                  ======================      ==========================
Represented by:

Cash                                                                              27,482                          45,536
Bank overdraft                                                                  (69,349)                               -
                                                                  ----------------------      --------------------------
                                                                               $(41,867)                         $45,536
                                                                  ======================      ==========================

                                                        F-6


                      BASKIN IN THE SUN INTERNATIONAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1998 and 1997
                      (Expressed in United States dollars)

1.    INCORPORATION AND ACTIVITY

         Baskin In The Sun International, Inc. (the "Company") was incorporated on December 1, 1997 in the State of Florida (USA) under the Florida Business Corporation Act. The principal activity of the Company is that of a holding company.

         On December 1, 1997 the Company acquired Baskin In The Sun Limited, a company incorporated in the British Virgin Islands. The subsidiary's principal activities are the sale of dive equipment and the provision of ocean dive courses.

2.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PREPARATION

         The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and the significant accounting policies are as follows:

         BASIS OF CONSOLIDATION

         The consolidated financial statements incorporate the results of the Company and its subsidiary.

         INVENTORY

         Inventory is valued at the lower of cost and net realizable value on a first in, first out basis. Cost includes any expenditure incurred in bringing the inventory to its present condition. Net realizable value is the expected selling price less any associated selling costs.

         FIXED ASSETS

         Fixed assets are recorded at cost. Depreciation, which is based on the cost of the asset, is computed using the straight-line method at the following annual rates:

                             Compressor equipment                          15%
                             Computer equipment                            33%
                             Furniture & Fixtures                          15%
                             Machinery and other equipment                 15%
                             Motor vehicles                                25%
                             Motor vessels                                 15%
                             Rental equipment                              10%

          GOODWILL

         The goodwill originated on purchase of the subsidiary and is amortized over 20 years commencing of January 1, 1998.

                      BASKIN IN THE SUN INTERNATIONAL, INC.
                   Notes to Consolidated Financial Statements
                                December 31, 1998

2.       SIGNIFICANT ACCOUNTING POLICIES (CON'T)

         INCOME TAXES

         The subsidiary is liable to income taxes at 15% of its operating income and accounts for this using the liability method.

3.       ACCOUNTS RECEIVABLE

                                                  1998           1997
                                                                 (Note 12)
                                             -------------       --------------
          Trade                                   71,162              70,737
          Utility                                  6,352               3,533
          Prepaid expenses                         6,369              12,531
                                             -------------       --------------
                                             $    83,883         $    86,801
                                             =============       ==============


4.       INVENTORY

                                                  1998           1997
                                                                 (Note 12)
                                             -------------       --------------
          Merchandise                             34,397              34,232
          Spares                                  13,514               9,307
          Teaching materials                       1,987               3,071
          Fuel                                     1,271               1,196
                                             -------------       --------------
                                             $    51,169         $    77,806
                                             =============       ==============

                                                BASKIN IN THE SUN INTERNATIONAL, INC.
                                             Notes to Consolidated Financial Statements
                                                      December 31, 1998 and 1997
                                                  (Expressed in United States dollars)


                          Compressor    Computer       Furniture     Machinery      Motor        Motor       Rental        Total
                           Equipment     Equipment     &              &             Vehicles     Vessels     Equipment
                                                        Fixtures      Equipment

                          ------------  ------------   -----------   ------------   ----------   ----------  ------------  ---------
COST

January 1, 1998           46,373        13,214         19,597        63,528         35,300       327,438     81,623        587,073

Additions                  8,095         2,907          2,155         1,370          -             1,226      1,835         17,588

Disposals                 -             -              -             -              -            -           (8,254)        (8,254)
                          ------------  ------------   -----------   ------------   ----------   ----------  ------------  ---------
December 31, 1998         54,468        16,121         21,752        64,898         35,300       328,664     75,204        596,407
                          ============  ============   ===========   ============   ==========   ==========  ============  =========


ACCUMULATED DEPRECIATION

January 1, 1998           37,379        11,113         14,429        23,876         28,429       92,141      42,629        249,996

Charge for the year        7,186         2,046          2,900         7,561          6,651       49,300      11,281         86,925

Disposals                  -             -              -             -              -            -          (3,963)        (3,963)
                          ------------  ------------   -----------   ------------   ----------   ----------  ------------  ---------
December 31, 1998         44,565        13,159         17,329        31,437         35,080       141,441     49,947        332,958
                          ============  ============   ===========   ============   ==========   ==========  ============  =========


NET BOOK VALUE

December 31, 1998         $9,903        $2,962         $4,423        $33,461        $  220       $187,223    $25,257       $263,449
                          ============  ============   ===========   ============   ==========   ==========  ============  =========

December 31, 1997         $8,994        $2,101         $5,168        $39,652        $6,871       $235,297    $38,994       $337,077
                          ============  ============   ===========   ============   ==========   ==========  ============  =========




                                                                F-9

                      BASKIN IN THE SUN INTERNATIONAL, INC.
                   Notes to Consolidated Financial Statements
                           December 31, 1998 and 1997
                      (Expressed in United States dollars)

6.   GOODWILL

                                                  1998           1997
                                                                 (Note 12)
                                             --------------      -------------
     Goodwill                                     736,226             736,226
     Amortization of goodwill                     (36,811)                 -
                                             --------------      -------------
                                             $    699,415        $    736,226
                                             ==============      =============


7.   DEFERRED COSTS

     These costs were incurred in the preparation of an offering circular. On its completion an offering of 500,000 shares of common stock will be made.


8.   ACCOUNTS PAYABLE

                                                  1998           1997
                                                                 (Note 12)
                                             ---------------     --------------
     Trade                                        218,752             172,283
     Accrued expenses                               3,167               5,425
     Interest payable                              47,822                  -
                                             ---------------     --------------
                                             $    269,741        $    177,708
                                             ===============     ==============

                     BASKIN IN THE SUN INTERNATIONAL, INC.
                   Notes to Consolidated Financial Statements
                           December 31, 1998 and 1997
                      (Expressed in United States dollars)





9.   BANK LOAN

     The bank loan bears interest at 2.5% above Barclays Bank Prime Rate, and is repayable over a maximum of three years. The loan is secured by a debenture registered over the subsidiary company's assets.

                                                  1998           1997
                                                                 (Note 12)
                                             --------------      --------------
     Bank loan is secured by a charge
     over the assets of the subsidiary
     company and a director's personal
     guarantee up to $90,000.  It bears
     interest at 2.5% above Barclays prime
     rate and is repayable by June 2000,
     in monthly installments of $655
     including interest.                          10,818              17,109

     Less: current portion                        (7,075)             (6,291)
                                             ---------------     --------------
                                             $     3,743         $    10,818
                                             ===============     ==============

                     BASKIN IN THE SUN INTERNATIONAL, INC.
                   Notes to Consolidated Financial Statements
                           December 31, 1998 and 1997
                      (Expressed in United States dollars)



10.  RELATED PARTY LOANS

                                                  1998           1997
                                                                 (Note 12)
                                             -------------       --------------
     Related party promissory note bears
     interest at 10% per annum and is
     repayable on October 31, 2000.               369,392             365,248

     Related party loan which bears interest
     at 3% over New York prime rate.  It is
     repayable in monthly installments of
     $4,583 plus interest                         288,750             347,188

     Related party loan which is unsecured
     bears no interest and has no fixed
     terms of repayment.  It is not
     expected to be repaid within the
     next year.                                    25,925                  -

     Unsecured loan which bears interest
     at 8% per annum.  It is repayable
     in quarterly installments of $560.            28,000              28,000
                                             --------------      --------------
                                                  712,067             740,436

     Less: current portion                        (55,000)            (55,000)
                                             --------------      --------------
                                             $    657,067        $    685,436
                                             ==============      ==============

11.  SHARE CAPITAL

                                                  1998                1997
                                                                      (Note 12)
                                             --------------      --------------
     Authorized
     50,000,000 Ordinary shares of $0.001
     par value each                          $     50,000        $     50,000
                                             ==============      ==============

     Issued and fully paid
     4,199,571 (1997-1,561,571
     Ordinary shares                         $      4,200        $      1,562
                                             ==============      ==============

12.  COMPARATIVES

     Comparative figures are shown as at December 31, 1997 and for the fifteen months ended December 31, 1997. Certain comparative figures have been reclassified to conform with the current year's presentation.

                               DIVEDEPOT.COM, INC.
                       CONSOLIDATED FINANCIAL STATEMENTS
                       FOR THE PERIOD ENDED SEPTEMBER 30, 1999
                                  (Unaudited)


                               DIVEDEPOT.COM, INC
                           CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 1999
                      (EXPRESSED IN UNITED STATES DOLLARS)
                                  (Unaudited)
                                                                          1999                               1998
                                                                                                            (Note 12)
                                                                  --------------------                -------------------
 ASSETS

CURRENT ASSETS

         Cash                                                                   30,239                             36,509
         Accounts receivable                                                    88,199                             85,342
         Inventory                                                              79,034                             64,488
                                                                  --------------------                -------------------
                                                                               197,472                            186,339

FIXED ASSETS                                                                 1,177,584                            300,263
GOODWILL                                                                       671,806                            717,821
DEFERRED COSTS                                                                 102,201                             17,850
                                                                  --------------------                -------------------
                                                                            $2,149,063                         $1,222,272
                                                                  ====================                ===================
LIABILITIES

CURRENT LIABILITIES

          Bank overdraft                                                        90,167                             34,674
         Accounts payable                                                      405,258                            164,315
         Customer deposits                                                      23,181                             15,427
         Income taxes                                                                0                                  0
         Bank loan                                                               5,580                             11,345
                                                                  --------------------                -------------------
                                                                               524,186                            225,761
                                                                  --------------------                -------------------
 LONG TERM LIABILITIES

         Related party loans (Note 3)                                          661,234                            733,532
                                                                  --------------------                -------------------
                                                                               661,234                            733,532
                                                                  --------------------                -------------------

SHAREHOLDERS' EQUITY

 SHARE CAPITAL                                    (Note 4)                   1,139,200                              1,562
CONTRIBUTED SURPLUS                                                            358,037                            346,801
EARNINGS                                                                      (256,226)                           (59,410)
 RETAINED DEFICIT                                                             (277,368)                           (25,974)
                                                                  --------------------                -------------------

TOTAL SHAREHOLDERS EQUITY                                                      963,643                            262,979
                                                                  --------------------                -------------------
                                                                            $2,149,063                         $1,222,272
                                                                  ====================                ===================

APPROVED BY THE BOARD OF DIRECTORS:

CARL DILLEY

---------------------------------------------------
Director



                               DIVEDEPOT.COM, INC
                     INCOME STATEMENT AND RETAINED DEFICIT
                     DECEMBER 31, 1998 TO SEPTEMBER 30, 1999
                      (EXPRESSED IN UNITED STATES DOLLARS)
                                  (Unaudited)

                                                                            9 Months ended                     9 Months ended
                                                                                   Sept 30                            Sept 30
                                                                                      1999                               1998
                                                                                                                     (Note 12)
                                                                      ---------------------        ---------------------------

SALES                                                                              922,459                            994,811
COST OF SALES                                                                      236,647                            427,448

                                                                      ---------------------        ---------------------------
GROSS PROFIT                                                                       685,812                            567,363
                                                                      ---------------------        ---------------------------

OPERATING EXPENSES                                                                 703,682                            652,791

                                                                      ---------------------        ---------------------------
OPERATING INCOME                                                                   (17,870)                           (85,428)
                                                                      ---------------------        ---------------------------

DIVEDEPOT DEVELOPMENT COSTS                                                         61,551                                  0
STOCK SALES COMMISSIONS                                                             23,000
AMORTIZATION OF GOODWILL                                                            27,609                             27,609
DEPRECIATION                                                                       126,196                             65,193

                                                                      ---------------------        ---------------------------
NET LOSS                                                                         ($256,226)                         ($178,230)
                                                                      ---------------------        ---------------------------

RETAINED DEFICIT, BEGINNING OF YEAR                                               (263,613)                           (25,974)
                                                                      ---------------------        ---------------------------
RETAINED DEFICIT, END OF PERIOD                                                  ($519,839)                         ($204,204)
                                                                      =====================        ===========================




                               DIVEDEPOT.COM, INC
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                     DECEMBER 31, 1998 TO SEPTEMBER 30, 1999
                      (EXPRESSED IN UNITED STATES DOLLARS)
                                  (Unaudited)
                                                                                    9 Months ended                  9 Months ended
                                                                                            Sep 30                          Sep 30
                                                                                              1999                            1998
                                                                                          (Note 12)                       (Note 12)
                                                                                    ------------------------        ----------------
CASH FLOW PROVIDED BY/(USED IN):
           OPERATING ACTIVITIES

           Net loss                                                                                   (256,226)            (178,230)
                ADJUSTMENTS FOR ITEMS NOT INVOLVING THE MOVEMENT OF CASH:
                                                           Depreciation                                 62,334               86,924
                                                           Amortization of goodwill                     27,609               27,608
                                                           Loss (gain) on sale of fixed assets                               (1,032)
                CHANGES IN NON-CASH WORKING CAPITAL

                                                           Accounts receivable                          84,940                   (0)
                                                           Inventory                                   (27,865)               13,318
                                                           Accounts payable                            135,517               105,427
                                                           Customer deposits                            22,681                 6,476
                                                           Income taxes                                                            0
                                                                                    ---------------------------     ----------------
                                                                                                        48,990                60,492
                                                                                    ---------------------------     ----------------
FINANCING ACTIVITIES

                Proceeds from sale of shares                                                         1,135,000                1,319
                Contributed surplus                                                                                         (11,237)
                Deferred costs                                                                         (10,770)                   0
                Bank loans                                                                              (5,238)              (3,001)
                Related party loans                                                                    (27,061)             (13,132)
                                                                                    ---------------------------     ----------------
                                                                                                     1,091,931              (26,051)
                                                                                    ---------------------------     ----------------
INVESTING ACTIVITIES

                Purchase of fixed assets                                                            (1,042,510)              (8,794)
                                                                                    ---------------------------     ----------------
                                                                                                    (1,042,510)              (8,794)
                                                                                    ---------------------------     ----------------
(DECREASE)/INCREASE IN CASH                                                                             98,411               25,647
CASH, BEGINNING OF YEAR/PERIOD                                                                          21,995               45,536
                                                                                    ---------------------------     ----------------
CASH, END OF YEAR/PERIOD                                                              $                120,406       $       71,183
                                                                                    ===========================     ================

REPRESENTED BY:

Cash                                                                                                    30,239               36,509
Bank overdraft                                                                                          90,167               34,674
                                                                                    --------------------------      ----------------
                                                                                      $                120,406       $       71,183
                                                                                    ==========================      ================



                               DIVEDEPOT.COM, INC
                     INCOME STATEMENT AND RETAINED DEFICIT
                       JUNE 30, 1999 TO SEPTEMBER 30, 1999
                      (EXPRESSED IN UNITED STATES DOLLARS)
                                  (Unaudited)

                                                                            3 Months ended                     3 Months ended
                                                                                   Sept 30                            Sept 30
                                                                                      1999                               1998
                                                                                                                     (Note 12)
                                                                      ---------------------        ---------------------------

SALES                                                                              233,964                            331,604
COST OF SALES                                                                       53,041                            142,483

                                                                      ---------------------        ---------------------------
GROSS PROFIT                                                                       180,923                            189,121
                                                                      ---------------------        ---------------------------

OPERATING EXPENSES                                                                 208,038                            217,597

                                                                      ---------------------        ---------------------------
OPERATING INCOME                                                                   (27,115)                           (28,476)
                                                                      ---------------------        ---------------------------

DIVEDEPOT DEVELOPMENT COSTS                                                         27,575                                  -
STOCK SALES COMMISSIONS                                                                  -
AMORTIZATION OF GOODWILL                                                             9,203                              9,203
DEPRECIATION                                                                        71,014                             21,731

                                                                      ---------------------        ---------------------------
NET LOSS                                                                         ($134,907)                         ($ 59,410)
                                                                      ---------------------        ---------------------------

RETAINED DEFICIT, BEGINNING OF YEAR                                               (263,613)                           (25,974)
                                                                      ---------------------        ---------------------------
RETAINED DEFICIT, END OF PERIOD                                                  ($398,520)                         ($204,204)
                                                                      =====================        ===========================

                               DIVEDEPOT.COM, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       December 31, 1998 to September 30, 1999
                      (Expressed in United States Dollars)
                                   (Unaudited)

1.       INCORPORATION AND ACTIVITY

         Baskin In The Sun International, Inc. (the "Company") was incorporated on December 1, 1997 in the State of Florida (USA) under the Florida Business Corporation Act. A shareholders meeting was held June 10, 1999 approving the name change of the corporation to DiveDepot.Com, Inc. The principal activity of the Company is that of a holding company, adventure travel, and internet transactional development and advertising entity focused on the Sport Diving Industry.

         The only subsidiary at the end of the period is Baskin In The Sun Limited, a company incorporated in the British Virgin Islands. The subsidiary's principal activities are the sale of dive equipment and the provision of ocean dive courses. The parent wholly owns the subsidiary Baskin In The Sun Limited.

2.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PREPARATION

         The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and the significant accounting policies are as follows:

         BASIS OF CONSOLIDATION

         The consolidated financial statements incorporate the results of the Company and its subsidiary.

         INVENTORY

         Inventory is valued at the lower of cost and net realizable value on a first in, first out basis. Cost includes any expenditure incurred in bringing the inventory to its present condition. Net realizable value is the expected selling price less any associated selling costs. In preparation of un-audited interim statements complete inventory accounts are not realized. Inventory balances are based upon selective sampling and examining the appropriate inventory ledgers.

         FIXED ASSETS

         Fixed assets are recorded at cost. Depreciation, which is based on the cost of the asset, is computed using the straight-line method at the following annual rates:

                              Computer Equipment                           33%
                              Machinery and other equipment                15%
                              Motor vehicles                               25%
                              Motor vessels                                15%
                              Rental equipment                             10%

        It should be noted that some estimates are used in calculating the interim depreciation on certain categories of fixed assets such as furniture and fixtures.

                               DIVEDEPOT.COM, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       December 31, 1998 to September 30, 1999
                      (Expressed in United States Dollars)
                                   (Unaudited)

2.       SIGNIFICANT ACCOUNTING POLICIES (con't)


         GOODWILL

         The goodwill originated on purchase of the subsidiary and is amortized over 20 years commencing on January 1, 1998.

         INCOME TAXES

         The subsidiary is liable to income taxes at 15% and accounts for this using the liability method.


3.       RELATED PARTY LOANS

         These loans include a promissory note to the value of $358,248, which bears interest at 10% per annum and is repayable on October 31, 2000. They also include a loan of $288,750, which bears interest at 3% over prime. The remainder of the loans are interest free and have no fixed terms of repayment.

4.       SHARE CAPITAL

         The corporation realized a 1 for 3.0363 share consolidation in April of 1999. There have been to date 345,793 common shares issued pursuant to the private offering.

                                INDEX TO EXHIBITS

EXHIBIT #
     3.1    Articles of Incorporation of Baskin in the Sun International, Inc.*

     3.2 Articles of Amendment to the Articles of Incorporation of Baskin in the Sun International, Inc.*

     3.3    Bylaws*

     27.1   Financial Data Schedules



* Previously filed with Form 10SB